UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  October 2015

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 October 2015

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Director/PDMR Shareholding (02 October 2015)
Announcement Director/PDMR Shareholding (06 October 2015)
Announcement Director/PDMR Shareholding (12 October 2015)
Announcement Director/PDMR Shareholding (19 October 2015)

Diageo PLC - Director/PDMR Shareholding
Dated 02 October 2015

TO:      Regulatory Information Service

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 2 October 2015 of the release of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") and American Depositary Shares ("ADSs")* to the Directors and persons discharging managerial responsibility ("PDMRs") under the Company's 2008 Performance Share Plan ("PSP") on 1 October 2015 as set out below.  The awards were made on 1 October 2012 and vested at a level of 33%. Also released were the Ordinary Shares and ADSs that were accrued in respect of notional dividends under the PSP during the period. The balance of each award has lapsed.

Name of Director	Number of Ordinary Shares released	Number of Ordinary Shares in respect of notional dividend	Number of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned
D Mahlan	44,884	4,380	23,207	26,057
Name of Director	Number of ADS released	Number of ADS in respect of notional dividend	Number of ADS shares sold#	Balance of ADS shares retained and beneficially owned
I Menezes	18,309	1,853	10,566	9,596
Name of PDMR	Number of Ordinary Shares released	Number of Ordinary Shares in respect of notional dividend	Number of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned
N Blazquez	21,039	2,053	10,881	12,211
D Cutter	2,588	252	1,347	1,493
S Moriarty	14,851	1,449	7,681	8,619
Name of PDMR	Number of ADS released	Number of ADS in respect of notional dividend	Number of ADS shares sold#	Balance of ADS shares retained and beneficially owned
S Saller	849	85	459	475
L Schwartz	6,022	609	2,458	4,173

The Ordinary Shares were sold at a price per share of £17.80 and the ADSs were sold a price per ADS of $107.34.

The transactions referred to above were conducted on the London Stock Exchange (for Ordinary Shares) and the New York Stock Exchange (for ADS).

As a result of the above transactions the interests of the directors and PDMRs in the Company's Ordinary Shares and ADS's (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares
D Mahlan	306,834 (of which 137,626 held as ADS)
Name of Director	No. of ADS
I Menezes	831,094 (of which 738,096 held as ADS)
Name of PDMR	No. of Ordinary Shares
N Blazquez	97,552
D Cutter	16,788
S Moriarty	51,183
Name of PDMR	No. of ADS
S Saller	19,084
L Schwartz	30,536

V Cooper

Senior Company Secretarial Assistant

2 October 2015

*1 ADS is the equivalent of 4 Ordinary Shares.

# Ordinary Shares/ADS have been sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance/social security liabilities on awards released under the PSP.

Diageo PLC - Director/PDMR Shareholding
Dated 06 October 2015

TO:	Regulatory Information Service
RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.Diageo plc (the "Company") announces that it received notification on 6 October 2015 that on 5 October 2015 the Company released the following ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") to Sam Fischer, a Person Discharging Managerial Responsibility ("PDMR"),in respect of an award made under the Company's 2012 International Share Match Plan ("ISMP")
.

Name of PDMR	Number of Ordinary Shares released	Number of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned
S Fischer	55	10	45

The Ordinary Shares were sold at a price per share of £18.04.

The Ordinary Shares referred to above were purchased on the London Stock Exchange.

As a result of the above transaction, Mr Fischer's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's employee benefit trusts) have increased to 17,413.

V Cooper
Senior Company Secretarial Assistant
6 October 2015

# Ordinary Shares have been sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance/social security liabilities on awards released under the ISMP.

Diageo PLC - Director/PDMR Shareholding
Dated 12 October 2015

TO:	Regulatory Information Service
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.   It received notification on 12 October 2015 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 12 October 2015 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares
D Mahlan	11
(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 12 October 2015 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
N Blazquez	11
D Cutter	10
S Moriarty	11

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.20.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2.   It received notification on 12 October 2015 that Dr FB Humer, a director of the Company, had purchased 455 Ordinary Shares on 12 October 2015 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.20.
3.   It received notification on 12 October 2015 that the following director and PDMRs, as participants in the Diageo Dividend Reinvestment Plan (the "Plan") received Ordinary Shares in respect of the final dividend paid on 8 October 2015, as follows:

Name of Director	Number of Ordinary Shares
Dr FB Humer	1,094

Name of PDMR
N Blazquez	406
D Cutter	9
S Fischer	19
S Moriarty	782

The Ordinary Shares were purchased on 8 October 2015 (with a settlement date of 12 October 2015) at a price of £18.22.

The Ordinary Shares referred to in items 1, 2 and 3 above were purchased on the London Stock Exchange.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
Dr FB Humer	63,019
D Mahlan	306,845 (of which 137,626 are held as ADS)*
Name of PDMR	Number of Ordinary Shares
N Blazquez	97,969
D Cutter	16,759
S Fischer	17,328
S Moriarty	51,976

V Cooper
Senior Company Secretarial Assistant
12 October 2015

* 1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - Director/PDMR Shareholding
Dated 19 October 2015

TO:	Regulatory Information Service
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.   It received notification on 16 October 2015 that the following Director and Persons Discharging Managerial Responsibilities ("PDMRs"), as participants in the dividend reinvestment programme connected with the US Employee Stock Purchase Plan (also known as the US Sharevalue Plan), received American Depository Shares ("ADS")* in respect of the Company's final dividend paid on 14 October 2015, as follows:

Name of Director	Number of ADSs
D Mahlan	61

Name of PDMR	Number of ADSs
B Franz	32
J Kennedy	7
S Saller	36
L Schwartz	91

The ADSs were purchased on 14 October 2015 at a price of $113.04 per ADS.

2.    It received notification on 16 October 2015 that, Ho KwonPing, a director of the Company, received 80 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), as a participant in the Diageo dividend reinvestment plan, in respect of the final dividend paid on 8 October 2015.  The Ordinary Shares were purchased on 8 October 2015 (with a settlement date of 12 October 2015) at a price of £18.22.

The transactions referred to above were conducted on the London Stock Exchange (for Ordinary Shares) and the New York Stock Exchange (for ADS).

As a result of the above transactions, the interests of the directors and PDMRs in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased to:

Name of Director	Number of Ordinary Shares
Ho KwonPing	4,303
D Mahlan	307,091 (of which 137,872 are held as ADS)

Name of PDMR	Number of Ordinary Shares
J Kennedy	58,237(of which 53,641 are held as ADS)

Number of ADS
B Franz	18,897
S Saller	19,120
L Schwartz	30,627

V Cooper
Senior Company Secretarial Assistant
19 October 2015
*1 ADS is the equivalent of 4 Ordinary Shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf  by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 03 November 2015	By: /s/A Syed
Name: A Syed
Title: Company Secretarial Assistant